UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 18

                    Under the Securities Exchange Act of 1934

                             AXSYS TECHNOLOGIES INC.
                        (Formerly Vernitron Corporation)
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  054615109000
                                 (CUSIP Number)

                                 Jennifer Marre
                                    Secretary


                          Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285
                                 (212) 526-1936
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                October 27, 1997

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.
054615109000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman Electric Inc.
    13-3429417

2)  Check the Appropriate box if a Member of a Group (see instructions)

    (a)  [  ]
    (b)  [  ]

3)  SEC Use Only

4)  Source of Funds (see instructions) WC

5)  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(E)
    [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    -0-

8)  Shared Voting Power
    -0-

9)  Sole Dispositive Power
    -0-

10) Shared Dispositive Power
    -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    -0-

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    0.0%

14) Type of Reporting Person
    CO


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 27, 1997


LEHMAN ELECTRIC INC.
By:   /s/ Jennifer Marre
      ---------------------
Name:  Jennifer Marre
Title: Secretary

Schedule 13D

Item 1.  Security and Issuer

              This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of Axsys Technologies, Inc., a Delaware corporation ("Axsys"). The address of the principal executive offices of Axsys is 645 Madison Avenue, New York, NY 10022.

Item 2.  Identity and Background

              This statement is filed on behalf of the following entity:

              Lehman Electric Inc., a Delaware corporation ("Lehman Electric") 3 World Financial Center
              200 Vesey Street
              New York, NY 10285

              The following entity is a control person (the "Control Person") of the Reporting Person:

              Lehman Brothers Holdings Inc., a Delaware corporation("Holdings"), 3 World Financial Center
              200 Vesey Street
              New York, NY 10285

              Holdings through its domestic and foreign subsidiaries is a full-line securities firm and is the parent of Lehman Electric.

              The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Person are set forth in Appendix A hereto.

              Neither the Reporting Person, or to the best knowledge of the Reporting Person, the Control Person or any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

              See Item 4.


Item 4.  Purpose of Transaction

              Pursuant to an Underwriting Agreement dated October 21,1997 by and among Axsys, Lehman Electric and NationsBanc Montgomery Securities, Inc., Furman Selz LLC and Oppenhiemer & Co., Inc. (the "Underwriting Agreement"), Lehman Electric proposed to sell an aggregate of 463,741 shares of Common Stock of Axsys (constituting all shares beneficially owned) as part of a public offering of an aggregate of 1,064,809 shares of Common Stock of Axsys, pursuant to the registration Statement on Form S-1 (No.333- 36027), to NationsBanc Montgomery Securities, Inc., Furman Selz LLC and Oppenhiemer & Co., Inc. (the "Underwriters").

     Lehman Brothers received $25.38 per share for a total of $11,769,747.Lehman Brothers agreed to reimburse Axsys for 30.3% of thecosts, fees and expenses that it incurred in connection with the underwriting and that are described in
Section 4 of the Underwriting Agreement.

Item 5.  Interest in Securities of the Issuer

         (a)      See Item 4.

         (b)      See Item 4.

         (c) Lehman Brothers Inc. and other affiliates in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

         (d) Neither the Reporting Person or to the best knowledge of the Reporting Person, Control Person or any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

         (e) This statement is being filed to report that as of October
27, 1997, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities covered by this report.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4.

         Eliot M. Fried has been a director of Axsys since 1994. He is a Managing Director of Lehman Brothers and a Vice President of Lehman Electric.


Item 7.  Material to be Filed as Exhibits.

         Form of Underwriting Agreement incorporated by reference as Exhibit
1.1 to Registration Statement File No. 333-36027.

                                                                  APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, New York 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                 New York, New York 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                New York, New York 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                 New York, New York 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of Lehman Brothers Holdings                 New York, NY 10285
Inc.

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

Hideichiro Kobayashi*                          Lehman Brothers Holdings Inc.
General Manager for the Americas                 3 World Financial Center
Nippon Life Insurance Co.                           New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

Masahiro Yamada*                             Lehman Brothers Holdings Inc.
Managing Director                               3 World Financial Center
Nippon Life Insurance Company                      New York, NY 10285



                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285

Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285



                              LEHMAN ELECTRIC INC.

                               BOARD OF DIRECTORS

NAME                                                  BUSINESS ADDRESS
Eliot M. Fried                                      Lehman Brothers Inc.
Director                                          3 World Financial Center
                                                     New York, NY 10285


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All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.